United States securities and exchange commission logo





                             July 12, 2023

       Shuang Wu
       Chief Executive Officer
       WORK Medical Technology LTD
       Floor 23, No. 2 Tonghuinan Road
       Xiaoshan District, Hangzhou City, Zhejiang Province
       The People   s Republic of China

                                                        Re: WORK Medical
Technology LTD
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed June 30, 2023
                                                            File No. 333-271474

       Dear Shuang Wu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed June 30,
2023

       Liquidity and Capital Resources, page 66

   1. We have reviewed your response and revised disclosure in response to prior comment 3 and have the following
comment. Please revise your disclosure to state with greater clarity that, as of May
31, 2023, you have only collected $589,238 in cash of the
                                                        $3,287,817 accounts
receivable, net, outstanding as of September 30, 2022. In addition, please revise your
disclosure to state that $1,336,909 was recorded as bad debt expense in the year ended
September 30, 2023 and that this amount relates to revenues from the year ended September 30,
2022. Lastly, please revise your disclosure to state why you believe the remaining
$1,361,770 in accounts receivable is collectible.
 Shuang Wu
WORK Medical Technology LTD
July 12, 2023
Page 2
2. In response to prior comment 4 you set forth that "pursuant to the requirements under
      ASC 606-10-25-1(e), the Company concluded that the collectability of the full consideration is probable for revenue recognized during the years ended September 30,
      2022 and 2021." However, we would like to understand the basis for your determination as it relates to customers with working capital deficiencies. As previously requested, please explain to us how you assessed collectability, and concluded that the criterion in
      ASC 606-10-25-1(e) was met, in order to initially record revenue for customers where you could not collect timely payments. As part of your response, please include actual, factual details, etc.
       You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

FirstName LastNameShuang Wu                                Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameWORK Medical Technology LTD
                                                           Services
July 12, 2023 Page 2
cc:       Ying Li, Esq.
FirstName LastName